Exhibit 99.2

Press Release

HUTCHMED Highlights Clinical Data to be Presented at the Upcoming 2021 ESMO Virtual Conference

Hong Kong, Shanghai & Florham Park, NJ — Tuesday, September 7, 2021: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM, HKEX: 13) today announces that new analyses and updates on the ongoing studies of amdizalisib (PI3Kδ inhibitor HMPL-689), savolitinib (ORPATHYS® in China) and fruquintinib (ELUNATE® in China) will be presented at the upcoming 2021 European Society for Medical Oncology (“ESMO”) Virtual Congress taking place on September 16-21, 2021.

AMDIZALISIB (also known as HMPL-689)

Title:	A phase Ib study result of HMPL-689, a PI3Kδ inhibitor, in Chinese patients with relapsed/refractory lymphoma
Lead Author:	Junning Cao, MD, Fudan University Shanghai Cancer Center
Session:	Proffered Paper – Haematological Malignancies
Presentation Number:	833O
Date & Time:	Monday, September 20, 2021 2:10 pm CEST
Location:	Channel 3

SAVOLITINIB
Title:

ORCHARD osimertinib + savolitinib interim analysis: A biomarker-directed phase II platform study in patients with advanced non-small cell lung cancer (NSCLC) whose disease has progressed on first-line (1L) osimertinib

Lead Author:	Helena Yu, MD, Memorial Sloan Kettering Cancer Center and Weill Cornell Medical College
Session:	ePoster
Presentation Number:	1239P
Date available:	Monday, September 13, 2021

FRUQUINTINIB
Title:	An open-label, phase Ib/II study to evaluate the safety and efficacy of fruquintinib in combination with tislelizumab in patients with advanced triple negative breast cancer
Lead Author:	Debu Tripathy, MD, The University of Texas MD Anderson Cancer Center
Session:	ePoster
Presentation Number:	337TiP
Date available:	Monday, September 13, 2021

About Amdizalisib

Amdizalisib (HMPL-689) is a novel, selective and potent oral inhibitor targeting the isoform PI3Kδ. Amdizalisib’s pharmacokinetics (“PK”) properties are favorable with good oral absorption, moderate tissue distribution and low clearance in preclinical PK studies, suggesting a low risk of drug accumulation and drug-to-drug interaction. Because of its high target selectivity and optimal PK profile, amdizalisib has the potential to demonstrate an optimal benefit-risk profile in this class.

HUTCHMED has initiated an extensive, globally-focused clinical development pathway for amdizalisib. In addition to the currently Phase II trial and the supportive Phase I trial in China, amdizalisib is also being evaluated in an ongoing Phase I/Ib study in the U.S. and Europe in patients with relapsed or refractory non-Hodgkin’s lymphoma (NHL).

HUTCHMED currently retains all rights to amdizalisib worldwide.

About Savolitinib (ORPATHYS® in China)

Savolitinib is an oral, potent, and highly selective mesenchymal epithelial transition receptor (MET) tyrosine kinase inhibitor (TKI) that has demonstrated clinical activity in advanced solid tumors. It blocks atypical activation of the MET receptor tyrosine kinase pathway that occurs because of mutations (such as exon 14 skipping alterations or other point mutations) or gene amplification.

Savolitinib is marketed in China under the brand name ORPATHYS® for the treatment of patients with non-small cell lung cancer (NSCLC) with MET exon 14 skipping alterations who have progressed following prior systemic therapy or are unable to receive chemotherapy.  It is currently under clinical development for multiple tumor types, including lung, kidney, and gastric cancers, as a single treatment and in combination with other medicines.

In 2011, following its discovery and initial development by HUTCHMED, AstraZeneca and HUTCHMED entered a global licensing agreement to jointly develop and commercialize savolitinib. Joint development in China is led by HUTCHMED, while AstraZeneca leads development outside of China. HUTCHMED is responsible for the marketing authorization, manufacturing and supply of savolitinib in China. AstraZeneca is responsible for the commercialization of savolitinib in China and worldwide. Sales of savolitinib will be recognized by AstraZeneca.

About Fruquintinib (ELUNATE® in China)

Fruquintinib is a highly selective and potent oral inhibitor of VEGFRs -1, -2 and -3. VEGFR inhibitors play a pivotal role in blocking tumor angiogenesis. Fruquintinib was designed to improve kinase selectivity to minimize off-target toxicities, improve tolerability and provide more consistent target coverage. The generally good tolerability in patients to date, along with fruquintinib’s low potential for drug-drug interaction based on preclinical assessment, suggests that it may also be highly suitable for combinations with other anti-cancer therapies.

HUTCHMED retains all rights to fruquintinib outside of China. In China, HUTCHMED is partnered with Eli Lilly and Company and is responsible for development and execution of all on-the-ground medical detailing, promotion and local and regional marketing.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. A dedicated organization of over 1,400 personnel has advanced eleven cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and marketed. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words like “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “pipeline,” “could,” “potential,” “first-in-class,” “designed to,” “objective,” “guidance,” “pursue,” or similar terms, or by express or implied discussions regarding potential drug candidates, potential indications for drug candidates or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any of our drug candidates will be approved for sale in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such drug candidates will achieve any particular revenue or net income levels. In particular, management’s expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally; the uncertainties inherent in research and development, including the inability to meet our key study assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria and funding requirements, changes to clinical protocols, unexpected adverse events or safety, quality or manufacturing issues; the inability of a drug candidate to meet the primary or secondary endpoint of a study; the inability of a drug candidate to obtain regulatory approval in different jurisdictions or gain commercial acceptance after obtaining regulatory approval; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes, and government investigations generally; the impact of the COVID-19 pandemic or other health crises in China or globally on general economic, regulatory and political conditions; and general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries and uncertainties regarding future global exchange rates. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500